FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 27, 2003

Transcom WorldWide S.A.
(Translation of registrant's name into English)

75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

Transcom WorldWide S.A.

INDEX TO EXHIBITS

Item

   1. Press release dated 27 May, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transcom WorldWide S.A.

Date: May 27, 2003	By: /s/ Stephen Downing Name: Stephen Downing Title: Financial Director

FOR IMMEDIATE RELEASE	27 May 2003

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Transcom WorldWide S.A., the European CRM specialist, today announced that all resolutions proposed to its Annual General Meeting (AGM) of shareholders in Luxembourg today were passed.

Göran Ahlström, Vigo Carlund, Bruce Grant, and Björn Wolrath were re-elected as members of the Board of Directors and Jean-Louis Constanza, Björn Rosengren and Cristina Stenbeck were elected as new members of the Board of Directors. The Auditors were re-elected.

Jean-Louis Constanza has been with Tele2 AB since 1998 and is the Market Area Director for Southern Europe and President of Tele2’s French operations. Björn Rosengren is a member of the Board of Radio P4 Hele Norge, a senior advisor to Tele2, Metro International and Modern Times Group, and the former Minister of Industry, Employment and Communications in Sweden. Cristina Stenbeck is Vice Chairman of the Board of Directors of Industriförvaltnings AB Kinnevik, Invik & Co. and Metro International, and a member of the Board of Directors of Modern Times Group and Tele2. Vigo Carlund is Chairman of the Board of Directors.

For further information please contact:
Keith Russell, President and CEO	+352 27 755 000
Matthew Hooper, Press & Investor Enquiries	+44 20 7321 5010

Transcom WorldWide is a rapidly expanding Customer Relationship Management (CRM) solution provider, with 33 centers employing more than 7,800 people delivering services to 17 countries –Luxembourg, Sweden, France, Denmark, Germany, Finland, Italy, Switzerland, Norway, the Netherlands, Spain, Austria, Morocco, Estonia, Latvia, Lithuania and the UK.

The company provides CRM solutions for companies in a wide range of industry sectors, including telecommunications and e-commerce, travel & tourism, retail, financial services and utilities. Transcom offers clients a broad array of relationship management services, including inbound and outbound call handling, Interactive Voice Response, Internet Services, e-mail processing and fax broadcast. Client programs are tailor-made and range from single applications to complex programs, which are offered on a country -specific or international basis in up to 38 language s.

Transcom WorldWide S.A.’A’ and ‘B’ shares are listed on the Stockholmsbörsen O-List under the symbols TWWA and TWWB.

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com

This press release contains certain “forward-looking statements” with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information . It is important to note that our actual results in the future could differ materially from those anticipated in forward -looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Transcom WorldWide, any Transcom WorldWide members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward -looking statements.

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com